UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  August 30, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___                      Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: August 30, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT

1.            Name and Address of Company

Teck Resources Limited
Suite 3300
550 Burrard Street
Vancouver, BC
V6C 0B3

2.            Date of Material Change

August 3, 2010.

3.            News Release

Press releases with respect to the material changes described herein were issued by Teck Resources Limited on August 3, 2010 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.            Summary of Material Change

On August 3, 2010, Teck Resources Limited (the “Company” or “Teck”) announced that it had commenced (i) an offer to purchase for cash up to an aggregate of US$600 million principal amount of its outstanding 9.75% senior secured notes due 2014 and 10.25% senior secured notes due 2016, and (ii) an offering of up to an aggregate of US$750 million of senior unsecured notes due 2017 and 2040.  Teck also announced pricing for the offering of senior unsecured notes due 2017 and 2040.

5.            Full Description of Material Change

Tender Offer and New Issuance

On August 3, 2010, Teck announced that it had commenced (i) an offer to purchase for cash (the “Tender Offer”) up to an aggregate of US$600 million principal amount of its outstanding 9.75% senior secured notes due 2014 (the “2014 Notes”) and 10.25% senior secured notes due 2016 (the “2016 Notes” and, together with the 2014 Notes, the “Notes”), and (ii) an offering of up to an aggregate of US$750 million of senior unsecured notes due 2017 and 2040.  Teck also announced pricing for the offering of senior unsecured notes due 2017 and 2040.

On August 9, 2010, Teck announced that it had increased the size of the tender offer to up to an aggregate of US$800 million in principal amount of Notes.

The new senior unsecured notes will be offered via an underwritten public offering in the United States pursuant to an effective shelf registration statement on Form F-9 filed with the

United States Securities and Exchange Commission and in Canada on a private placement basis. The senior unsecured notes will be guaranteed by Teck Metals Ltd. and will rank pari passu with Teck’s other senior debt. Teck expects to fund the repurchase of Notes in the Tender Offer from the proceeds of the offering of the new senior unsecured notes and with cash on hand.

The terms and conditions of the Tender Offer are described in the Offer to Purchase, dated August 3, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) distributed to holders of the Notes as well as the August 9, 2010 press release referenced above. The following table sets forth the Notes that are subject to the Tender Offer and certain other terms of the Tender Offer:

Title of Securities	CUSIP Numbers	Principal Amount Outstanding (US$)	Acceptance Priority Level	Maximum Tender Amount (US$)	Tender Offer Consideration(1)	Early Tender Payment (1)	Total Consideration(1)(2)
9.75% Senior Secured Notes due 2014	878742AJ4 878742AG0 C87392AA1	$1,315,000,000	1	$600,000,000	$1,212.50	$30.00	$1,242.50
10.25% Senior Secured Notes due 2016	878742AM7 878742AK1 C87392AB9	$1,060,000,000	2	$300,000,000	$1,197.50	$30.00	$1,227.50

(1)    Per US$1,000 principal amount of Notes tendered and accepted for purchase.
(2)    Inclusive of the Early Tender Payment.

The Notes will be purchased in accordance with, and in the order of, the Acceptance Priority Levels set forth in the table above. 2014 Notes, which are within the first Acceptance Priority Level, will be accepted before 2016 Notes, which are within the second Acceptance Priority Level. As a result, US$600 million of tendered 2014 Notes will be accepted for purchase before tendered 2016 Notes may be accepted for purchase, subject to the limitation that no more than US$800 million aggregate principal amount of Notes will be purchased. In addition, in no event will more than US$300 million aggregate principal amount of 2016 Notes be purchased.

If there are sufficient remaining funds to purchase some, but not all, of the Notes of series of an applicable Acceptance Priority Level, the amount of Notes purchased in that series will be prorated based on the aggregate principal amount of Notes of such series validly tendered and not withdrawn in the Tender Offer.

The Company expects to accept for payment a portion (as further described in the Offer to Purchase) of all 2014 Notes that are tendered and not validly withdrawn on or prior to 5:00 p.m., New York City time, on August 16, 2010 (the “Early Tender Date”) on a date (the “Early Acceptance Date”) promptly following the later of the Early Tender Date and the fulfillment or waiver of the Financing Condition (as defined below).

The Tender Offer will expire at 12:00 midnight, New York City time, on Monday, August 30, 2010 unless extended or earlier terminated (such time and date, as may be extended or earlier terminated, the “Expiration Time”). Under certain circumstances, and as more fully described in the Offer to Purchase, Teck may terminate the Tender Offer before the Expiration Time. The obligation of Teck to accept for purchase and pay for Notes validly tendered pursuant to the Tender Offer is conditioned on satisfaction or waiver of a number of conditions set forth in the Offer to Purchase, including consummation of an offering of senior unsecured notes on terms reasonably satisfactory to Teck (the “Financing Condition”). If the Early Settlement Date occurs, then Teck will be deemed to have waived substantially all of the conditions to the Offer. The Tender Offer is not subject to the receipt of any minimum amount of tenders.

Holders of Notes that validly tender and do not withdraw their Notes in the Offer on or prior to the Early Tender Date and whose Notes are accepted for purchase by Teck will receive the Total Consideration set forth in the table above for each US$1,000 principal amount of 2014 Notes and 2016 Notes accepted for purchase, respectively, which includes the Early Tender Payment. Holders of Notes that are validly tendered in the Offer after the Early Tender Date but at or prior to the Expiration Time and are accepted for purchase by Teck will receive the Tender Offer Consideration set forth in the table above for each US$1,000 principal amount of 2014 Notes and 2016 Notes accepted for purchase, respectively, but not the Early Tender Payment thereon. In addition, holders of Notes accepted for purchase will receive an amount equal to accrued and unpaid interest on their purchased securities from the applicable last interest payment date to, but not including, the date of payment for purchased Notes.

Holders may withdraw Notes validly tendered and not previously withdrawn, on or prior to 5:00 p.m., New York City time on August 16, 2010. Otherwise holders will be extended withdrawal rights as required by law.

If the Tender Offer results in US$800 million in aggregate principal amount of Notes being repurchased, Teck would record an accounting charge of approximately US$240 million, before tax, in the third quarter of 2010. This charge recognizes a portion of the future interest expense related to the repurchased Notes, and related original issue discount and fees currently being amortized. Interest expense savings resulting from the combined US$800 million Tender Offer, the issuance of the new 2017 and 2040 notes, and the use of cash on hand to finance the increase in the size of the Tender Offer, are expected to be approximately US$50 million per annum.

The complete terms and conditions of the Tender Offer are set forth in the Offer to Purchase and Letter of Transmittal sent to holders of the Notes.

Banc of America Securities LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint book-running managers for the offering and are the Dealer Managers for the Tender Offer. Global Bondholder Services Corporation has been retained as depositary and information agent for the Tender Offer. Teck is making the Tender Offer only by, and pursuant to the terms of, the Offer to Purchase and the related Letter of Transmittal.

Pricing of New Issuance

Teck also announced pricing for the offering of senior unsecured notes due 2017 and 2040.

Teck will issue US$750 million in aggregate principal amount of notes, consisting of US$300 million aggregate principal amount of 3.85% notes due 2017 and US$450 million aggregate principal amount of 6.00% notes due 2040.  The notes will be unconditionally guaranteed on a senior unsecured basis by Teck Metals Ltd., a wholly owned subsidiary of Teck.  The offering is expected to close on or about August 17, 2010, subject to customary closing conditions.

Teck expects to receive aggregate net proceeds of approximately US$741 million from the offering, after deducting underwriting discounts and estimated offering expenses.

Teck intends to use the net proceeds from the offering, together with cash on hand, to fund the purchase of 2014 Notes and 2016 Notes that are tendered and accepted for purchase in the Tender Offer.

6.            Reliance on subsection 7.1(2) of National Instrument 51-102

Confidentiality is not requested.

7.            Omitted Information

Not applicable.

8.            Executive Officer

For further information contact Peter Rozee, Senior Vice President, Commercial and Legal Affairs of Teck Resources Limited at the above-mentioned address or by telephone at (604) 699-4076.

9.            Date of Report

August 10, 2010.

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 10th day of August, 2010.

TECK RESOURCES LIMITED

“Karen L. Dunfee”
By:	Karen L. Dunfee
Corporate Secretary